March 19, 2025

David Palach
Chief Executive Officer
N2OFF, Inc.
HaPardes 134 (Meshek Sander)
Neve Yarak, Israel

       Re: N2OFF, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Response Letter dated March 12, 2025
           File No. 001-40403
Dear David Palach:

       We have reviewed your March 12, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 6,
2025 letter.

Preliminary Proxy Statement on Schedule 14A filed February 27, 2025
General

1. We note your response to prior comments 1 and 2. We are unable to agree with your analysis of why you do not need to provide the information required by Items 13(a)
       and 14 of Schedule 14A. Your response letter notes that the reason the Company is seeking approval from its stockholders in connection with the Transaction is to comply with Nasdaq Listing Rules 5635(a), (b), and (d) since the Transaction contemplates the issuance of the common stock in excess of 20% of the number of shares of common stock outstanding before such issuance. However, Note A to
       Schedule 14A provides that "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the
 March 19, 2025
Page 2

      securities is also a solicitation with respect to the acquisition" and that "[u]nder those facts, information required by Items 11, 13 and 14 shall be furnished." With respect to
      materiality, the Company   s stockholders would not be able to make an
informed
      voting decision to approve the Transaction without meaningful information about the
      Target they would be acquiring. The consideration under the Purchase Agreement appears to be significant enough that financial statements under Rule 3-05 and pro forma financial information would be material to a voting decision. Accordingly, please revise the proxy statement to provide the information required pursuant to
      Items 13(a) and 14 of Schedule 14A, including pro forma financial information pursuant to Item 14(b)(11).
      Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Eleanor Osmanoff, Esq.